Filed pursuant to Rule 424(b)(3)
Registration No. 333-174037

PROSPECTUS

2,351,801 Shares of Series A Convertible Redeemable Preferred Stock

We are registering 2,351,801 shares of our Series A Convertible Redeemable Preferred Stock (“Preferred Stock”), and up to an additional 2,002,887 shares of Preferred Stock issuable as PIK dividends on the Preferred Stock. We are also registering up to 33,497,601 shares of our common stock that are issuable upon the conversion of shares of the Preferred Stock, based on the initial conversion price of the Preferred Stock.

All of the securities registered pursuant to this registration statement may be offered from time to time by the holders thereof identified under the heading “Selling Security Holders.” We originally issued 2,351,801 shares of the Preferred Stock to a selling security holder in a private transaction in connection with our recent rights offering. We will not receive any of the proceeds from the sales of Preferred Stock or common stock by the selling security holders.

The selling security holders may sell their shares at prevailing market prices or privately negotiated prices. Our Preferred Stock is listed on the NASDAQ Global Market under the symbol “GMETP.” Our common stock is listed on NASDAQ under the trading symbol “GMET.” As of May 5, 2011, the last reported sale prices of our Preferred Stock and common stock as reported on the NASDAQ Global Market was $12.00 per share and $1.44 per share, respectively.

Investing in our securities involves significant risks. You should carefully read the risk factors beginning on page 5 of this prospectus and in our periodic reports and other information filed with the Securities and Exchange Commission before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated June 7, 2011

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under the shelf registration process, the selling security holders may sell from time to time the securities described in this prospectus in one or more offerings. We may, to the extent necessary, provide a prospectus supplement that will contain specific information about the selling security holders and the terms of the offering. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities or to us. Any prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, the information in this prospectus is superseded by the information in the prospectus supplement. You should read this prospectus, the applicable prospectus supplement and the additional information incorporated by reference in this prospectus described below under “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” before making an investment in our Preferred Stock or common stock.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should not assume that the information in this prospectus, including any information incorporated in this prospectus by reference, the accompanying prospectus supplement or any free writing prospectus prepared by us, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell securities in any jurisdiction where the offer or sale of such securities is not permitted.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any prospectus supplement to “GeoMet” and to the “Company,” “we,” “us” or “our” are to GeoMet, Inc. and its subsidiaries.

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SUMMARY

This summary highlights selected features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our securities. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under “Risk Factors” in this prospectus and any accompanying prospectus supplement and the risk factors discussed in the documents incorporated by reference herein.

The Company

GeoMet, Inc. is an independent energy company primarily engaged in the exploration for and development and production of natural gas from coal seams (“coalbed methane” or “CBM”) and non-conventional shallow gas. We were originally founded as a consulting company to the coalbed methane industry in 1985 and have been active as an operator and developer of coalbed methane properties since 1993. Our principal operations and producing properties are located in the Cahaba Basin in Alabama and the central Appalachian Basin in West Virginia and Virginia. We also control additional coalbed methane and oil and gas development rights, principally in Alabama, British Columbia, Virginia, and West Virginia. As of March 31, 2011, we controlled approximately 151,000 net acres of coalbed methane and oil and gas development rights.

We primarily explore for, develop, and produce CBM and non-conventional shallow gas. Our objective is to create the premier non-conventional shallow gas company in North America (emphasizing coalbed methane) while maximizing stockholder value through the efficient investment of capital to increase reserves, production, cash flow and earnings. We believe that substantial expertise and experience is required to develop, produce, and operate coalbed methane and non-conventional shallow gas fields in an efficient manner. We believe that the inherent geologic and production characteristics of coalbed methane and non-conventional shallow gas offer certain operational advantages compared to conventional gas production.

Issuance of Securities to the Selling Security Holders

On July 29, 2010, we issued subscription rights to our current stockholders to purchase shares of our Preferred Stock at a subscription price of $10.00 per share. We distributed subscription rights exercisable for up to an aggregate of 4,000,000 shares of our Preferred Stock. Our stockholders received the subscription rights based on the number of shares of our common stock they owned as the close of business on July 26, 2010. The subscription rights were available for sale by our stockholders from July 30, 2010 through August 18, 2010 and expired on August 18, 2010. Sherwood Energy, LLC (“Sherwood”) agreed to purchase from us, at the rights offering subscription price, unsubscribed shares of our Preferred Stock in an amount that, when added to the number of shares purchased upon exercise of the subscription rights, would result in aggregate gross proceeds to us of $40.0 million.

Holders of the subscription rights exercised their rights to purchase 1,648,199 shares of our Preferred Stock. On September 14, 2010, we closed the private placement transaction with Sherwood, pursuant to which Sherwood purchased the remaining 2,351,801 shares of our Preferred Stock at a price of $10.00 per share, yielding aggregate gross proceeds to us of $23,518,010. Sherwood sold 10,000 shares of the Preferred Stock to the other selling security holder in December 2010.

Ratio of Earnings to Fixed Charges and Preferred Dividends

The following table sets forth our combined fixed charges and preference dividends to earnings for the periods indicated, on a consolidated basis. You should read these ratios of combined fixed charges and preference dividends to earnings in connection with our consolidated and condensed consolidated financial statements, including the notes to those statements, incorporated by reference into this prospectus.

Ratios of Earnings (Loss) to Fixed Charges and Preference Securities Dividends (Unaudited)

	For The Three Months Ended March 31,			For The Year Ended December 31,
	2011		2010	2010	2009		2008		2007	2006
Ratio of earnings (loss) to fixed charges and preference securities dividends	X	(1)	9.12	1.85	X	(1)	X	(1)	2.28	7.37

X(1)

Due to our insufficient earnings for the three months ended March 31, 2011, the ratio coverage was less than 1:1. We must generate additional earnings of $1,634,828 to achieve a coverage ratio of 1:1. Due to our losses for the year ended December 31,

2008, the ratio coverage was less than 1:1. We must generate additional earnings of $23,465,478 to achieve a coverage ratio of 1:1. Due to our losses for the year ended December 31, 2009, the ratio coverage was less than 1:1. We must generate additional earnings of $261,833,684 to achieve a coverage ratio of 1:1.

In calculating the ratio of combined fixed charges and preference dividends to earnings, “earnings” consist of income (loss) before income taxes plus fixed charges, excluding capitalized interest. Fixed charges consist of interest expense, including capitalized interest, amortization of debt financing costs and an estimate of the interest component of rental expense.

Corporate Information

GeoMet, Inc. was incorporated under the laws of the state of Delaware on November 9, 2000. Our principal offices are located at 909 Fannin, Suite 1850, Houston, Texas 77010, telephone number (713) 659-3855, fax number (713) 659-3856, and our website can be found at www.geometinc.com. Unless specifically incorporated by reference in this prospectus, information found on our website is not part of this prospectus and should not be relied upon in connection with making any investment in our securities.

The Offering

Securities offered	2,351,801 shares of Series A Convertible Redeemable Preferred Stock, par value $0.001 per share, together with up to 2,002,887 additional shares of our Preferred Stock that are unissued and are reserved exclusively for the payment of dividends in kind, and up to 33,497,601 shares of our common stock issuable upon conversion of the Preferred Stock.

Ranking	The Preferred Stock is our most senior equity security. The Preferred Stock ranks senior to our common stock and junior to all of our existing indebtedness.

Conversion	The Preferred Stock is convertible into common stock at the option of the holder at any time. The initial conversion price is $1.30 per common share. The Preferred Stock will convert into a number of shares of common stock determined by dividing (i) the sum of (A) $10.00 plus (B) accrued but unpaid dividends by (ii) the conversion price. Based upon the initial conversion price and assuming no accrued but unpaid dividends, each share of Preferred Stock is convertible into 7.692308 shares of common stock plus cash to eliminate a fractional common share.

Adjustments to conversion price	The conversion price and resulting number of shares of common stock issued upon conversion of Preferred Stock will be adjusted to reflect stock splits and similar events and is entitled to anti-dilution adjustments for any dividends paid on common stock in cash or in common stock, the issuance of additional equity securities at a price less than the conversion price (excluding shares, rights and options subject to certain employee benefit arrangements) on a weighted average basis, and the occurrence of certain material corporate transactions at a per share valuation less than the conversion price.

Forced conversion by the Company	We will have the right, beginning on September 15, 2013, to convert any or all shares of the Preferred Stock into our common stock at the conversion price, subject to certain volume and other limitations. In order for us to exercise the forced conversion right, the daily volume-weighted average trading price of our common stock must be greater than 225% of the conversion price for twenty (20) out of the previous thirty (30) trading days.

Dividends	Dividends are paid quarterly on the Preferred Stock, including any Preferred Stock issued as paid-in-kind dividends (“PIK dividends”), which in our sole discretion, may be paid in any combination of cash, or, until the fifth anniversary of the closing of the rights offering, in PIK dividends. The applicable annual rate for dividends paid in cash is 8.0% until September 14, 2013, and 9.6% thereafter. The applicable annual rate for PIK dividends will be 12.5%. All dividends will be cumulative and all unpaid dividends will compound on a quarterly basis at a 12.5% annual rate.

Voting rights	The holders of the Preferred Stock are entitled to vote on all matters on which the holders of our common stock are entitled to vote. The holders of the Preferred Stock will generally vote together with the holders of the common stock as a single class, with the Preferred Stock holders entitled to the number of votes such holders would have on an as-converted basis. Certain actions will also require a separate vote of the Preferred Stock.

Liquidation	Upon the occurrence of a liquidation, dissolution or winding up of us resulting in a payment or distribution of assets to the holders of any of our capital stock (each such event, a “Liquidation Event”), the holders of the Preferred Stock (including PIK dividends) will be entitled to receive, prior and in preference to any payment, or segregation for payment, of any consideration to any holder of any junior security of ours, an amount in cash equal to the greater of (i) $10.00 per share, plus any accrued but unpaid dividends (in each case adjusted for any stock dividends, splits, combinations or similar events), or (ii) an amount equal to the amount such holders of the Preferred Stock would have received upon the Liquidation Event if they had converted their shares of Preferred Stock into shares of our common stock.

Redemption	If not converted, the Preferred Stock (including any PIK dividends) will be redeemable by us on or at any time after a Liquidation Event. In the absence of a Liquidation Event, if not converted, a holder of Preferred Stock (including any PIK dividends) may cause us to redeem the Preferred Stock held by such holder, in whole or in part, on or after eight (8) years from the closing of the rights offering and backstop transaction, upon 30 days prior written notice to us. Upon any redemption of Preferred Stock by us, as of the effective date of the redemption, we will pay to each holder of Preferred Stock, $10.00 per share of Preferred Stock (including any PIK dividends) held plus any accrued but unpaid dividends (in each case adjusted for any stock dividends, splits, combinations or similar events).

U.S. federal income tax considerations	See “Material United States Federal Income Tax Consequences.”

Transfer agent	American Stock Transfer & Trust Company, LLC

NASDAQ Global Market trading symbols	Our Preferred Stock is listed on the NASDAQ Global Market under the symbol “GMETP”. Our common stock is listed on the NASDAQ Global Market under the symbol “GMET”.

RISK FACTORS

Investing in our securities involves risk. Prior to making a decision about investing in our securities, you should carefully consider the risks described in the section entitled “Risk Factors” in any prospectus supplement and the risks described in our most recent Annual Report on Form 10-K, which are incorporated by reference into this prospectus and in each case as these risk factors are amended or supplemented by subsequent Quarterly Reports on Form 10-Q and incorporated by reference into this prospectus. The occurrence of any of these risks could materially adversely affect our business, operating results and financial condition.

The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of the securities and the loss of all or part of your investment.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Included and incorporated by reference in this prospectus are certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements, including statements regarding our planned capital expenditures, increases in gas production, the number of anticipated wells to be drilled after the date hereof, future cash flows and borrowings, our financial position, business strategy and other plans and objectives for future operations. We use the words “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” “intend,” “plan,” “budget” and other similar words to identify forward-looking statements. You should read statements that contain these words carefully and should not place undue reliance on these statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:

•	our business strategy;

•	our financial position, including our cash flow and liquidity;

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the effects of our indebtedness, which could adversely restrict our ability to operate, could make us vulnerable to general adverse economic and industry conditions, could place us at a competitive disadvantage compared to our competitors that have less debt, and could have other adverse consequences;

•	volatility in the international and domestic capital and credit markets, including fluctuations in interest rates and availability of capital;

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general economic conditions may be less favorable than expected, including the possibility that the reduced level of economic growth in the United States will be prolonged or a new economic recession may develop, which could adversely affect the demand for gas and make it difficult, if not impossible, to access financial markets;

•	the continued oversupply of natural gas in the US markets, which depresses the price we receive for our gas production;

•	further declines in the prices we receive for our gas affecting our operating results, cash flows and credit capacity;

•	uncertainties in estimating our gas reserves;

•	our ability to replace our gas reserves;

•	uncertainties in exploring for and producing gas;

•	new gas development projects and exploration for gas in areas where we have little or no proven gas reserves;

•	our ability to acquire water supplies needed for drilling, or our ability to dispose of water used or removed from strata at a reasonable cost and within applicable environmental rules;

•	other persons could have ownership rights in our advanced gas extraction techniques which could force us to cease using those techniques or pay royalties;

•	availability of drilling and production equipment and field service providers;

•	disruptions, capacity constraints in, or other limitations on the pipeline systems that deliver our gas;

•	our need to use unproven technologies to extract coalbed methane in some properties;

•	our ability to retain key members of our senior management and key technical employees;

•	the outcomes of legal proceedings in which we may become involved;

•	the possibility that the industry may be subject to future regulatory or legislative actions (including changes to existing tax rules and regulations and changes in environmental regulation);

•	the effects of government regulation and permitting and other legal requirements;

•	other economic, competitive, governmental, legislative, regulatory, geopolitical and technological factors may negatively impact our businesses, operations or pricing; and

•	our ability to operate effectively in a state or jurisdiction where land ownership and coalbed methane rights are complicated or unresolved.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our filings with the SEC that are incorporated by reference herein and in the section entitled “Risk Factors” included elsewhere in this prospectus. For additional information regarding risks and uncertainties, please read our filings with the SEC under the Exchange Act and the Securities Act, including our latest annual report on Form 10-K and our subsequently filed quarterly reports on Form 10-Q. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this prospectus and in the documents incorporated herein by reference. Other than as required under securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

USE OF PROCEEDS

The selling security holders will receive all of the proceeds from sales of Preferred Stock and common stock under this prospectus and we will not receive any of such proceeds. The selling security holders named in this prospectus will pay any underwriting fees, discounts and commissions, along with any fees and expenses of underwriter’s counsel and certain of the selling security holders’ out-of-pocket expenses, incurred in connection with their sale of Preferred Stock and common stock registered under this prospectus. We will bear all other costs, fees and expenses incurred by us, or by the selling security holders, in effecting the registration, offer and sale of the Preferred Stock and common stock covered by this prospectus.

SELLING SECURITY HOLDERS

The following table shows for the selling security holders:

•	the number of shares of Preferred Stock beneficially owned by each selling security holder,

•	the number of shares of Preferred Stock (or common stock issuable upon conversion of the Preferred Stock) covered by this prospectus, and

•

the number of shares of common stock to be retained after this offering, if any, assuming the selling security holders sell the maximum number of shares (and percentage of outstanding shares of common stock owned after this offering, if more than 1%).

The selling security holders are not required, and may choose not, to sell any of their shares of Preferred Stock or common stock.

Name of Beneficial Owner	Shares of Preferred Stock Beneficially Owned Before Offering	Shares of Preferred Stock to Be Sold in Offering (2)	Shares of Common Stock to Be Sold in Offering (3)	Shares of Common Stock Beneficially Owned After Offering (4)	Percentage of Common Stock Beneficially Owned After Offering (4)
Sherwood Energy, LLC (1)	2,341,801	4,336,186	33,355,278	—	—
Gary Weber	10,000	18,502	142,323	—	—

Totals	2,351,801	4,354,688	33,497,601	—	—

(1)	All information in the table with respect to Sherwood is based on the Schedule 13D filed with the SEC on September 23, 2010 and information provided to us by Sherwood. Paul McDermott and Bruce Rothstein, as controlling persons of Sherwood, have shared voting power and investment power over the shares of Preferred Stock (or common stock issuable upon conversion of the Preferred Stock). Sherwood is not a registered broker-dealer or an affiliate of a registered broker-dealer.
(2)	Sherwood acquired the shares of Preferred Stock to be sold in this offering in a private placement as the backstop purchaser in our rights offering that closed on September 14, 2010. Mr. Weber acquired 10,000 shares of Preferred Stock on December 8, 2010 from Sherwood for $10.00 per share. The total of 4,354,688 shares of our Preferred Stock, includes up to 2,002,887 shares of Preferred Stock issuable as PIK dividends to the holders of the Preferred Stock.
(3)	The 33,497,601 shares of common stock are issuable upon the conversion of shares of the Preferred Stock at the initial conversion price. This includes shares of common stock that may be issuable upon conversion of the shares of Preferred Stock issuable as dividends on the Preferred Stock.
(4)	Assumes all shares of Preferred Stock (or common stock issuable upon conversion of the Preferred Stock) offered hereby are sold. Based upon 4,278,124 shares of Preferred Stock outstanding and 39,974,554 shares of common stock outstanding as of May 1, 2011.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States federal income tax considerations, and in the case of a non-United States holder (as defined below), United States federal estate tax considerations, of the Preferred Stock to purchasers that hold such stock as a capital asset (generally, property held for investment) for federal income tax purposes. The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury Regulations promulgated and proposed thereunder, judicial authority and current administrative rulings and practice now in effect, all of which are subject to different interpretations and all of which are subject to change, possibly with retroactive effect.

This discussion does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the United States federal income tax considerations applicable to holders subject to special treatment under the United States federal income tax laws, such as (without limitation):

•	certain expatriates or former long-term residents of the United States (including foreign corporations treated as domestic corporations under the Code);

•	stockholders that hold the shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	stockholders who hold the shares as a result of a constructive sale;

•	stockholders whose functional currency is not the United States dollar;

•	stockholders who acquired the shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	stockholders that are partnerships (or other entities or arrangements treated as partnerships for United States federal income tax purposes) or other pass-through entities or owners thereof;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	regulated investment companies;

•	real estate investment trusts;

•	dealers in securities or foreign currencies;

•	foreign governments or international organizations;

•	traders in securities that mark-to-market; and

•	stockholders liable for alternative minimum tax.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our stock, the tax treatment of a partner in the partnership (or a member of another entity or arrangement treated as a partnership for United States federal income tax purposes) will generally depend upon the status of the partner (or member) and the activities of the partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes). If a holder is a partner of a partnership (or a member of another entity or arrangement treated as a partnership for United States federal income tax purposes) holding our stock, the holder should consult its own tax advisor.

We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service regarding the United States federal income tax consequences of the sale of the Preferred Stock by the selling security holders. The following summary does not address the tax consequences of the Preferred Stock sale under foreign, state, local or other tax laws. ACCORDINGLY, EACH PURCHASER OF OUR PREFERRED STOCK OR COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF SUCH SECURITIES.

Definition of United States Holders and Non-United States Holders

As used in this discussion, a “United States holder” refers to a beneficial owner of our stock who or which, for United States federal income tax purposes, is:

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an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

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a corporation, or other entity taxable as a corporation for United States federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust (i) if it is subject to the primary supervision of a court within the United States and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) if it has a valid election in effect under applicable United States Treasury Regulations to be treated as a “United States person.”

The term “non-United States holder” refers to any beneficial owner of our stock who or which is neither a United States holder nor a partnership (or other entity or arrangement treated as a partnership for United States federal tax purposes).

United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to a United States holder of our Preferred Stock.

Series A Convertible Redeemable Preferred Stock

Distributions on the Preferred Stock. Distributions on our Preferred Stock will be dividends for United States federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, and will be taxable as ordinary income, although possibly at reduced rates as discussed below. To the extent that the amount of any distribution paid with respect to the Preferred Stock exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the United States holder’s adjusted tax basis in the Preferred Stock and will reduce the United States holder’s adjusted tax basis in the Preferred Stock. Any amount in excess of the United States holder’s adjusted tax basis will be treated as capital gain. A reduction in tax basis could result in increased capital gain, or decreased capital loss, upon a subsequent sale, redemption or other disposition of the Preferred Stock.

If we make a distribution on the Preferred Stock in the form of additional shares of our Preferred Stock, such distribution generally will be tax-free under Section 305 of the Code. Such a stock distribution will not be tax-free if one or more of the following exceptions apply: (1) at the election of any stockholder, the dividend can be paid in property instead of stock; (2) the result of the distribution is that some stockholders receive property while other stockholders increase their interest in the earnings or assets of the corporation; (3) as a result of the distribution, some common stockholders receive common stock and other common stockholders receive Preferred Stock; (4) the dividend is a distribution on Preferred Stock; or (5) the dividend is payable in convertible Preferred Stock, unless we can establish that the dividend will not have the effect listed exception (2). Exception (4) for distributions on Preferred Stock does not apply to “participating Preferred Stock.” Participating Preferred Stock is stock that participates in corporate growth to any significant extent (disregarding conversion privileges). A right to participate in corporate growth that lacks substance (that is, as to which it is reasonable to anticipate at the time of the distribution that there is little or no likelihood of participating beyond a fixed preferential return) will not be respected. Generally, stock which enjoys a priority as to dividends and on liquidation and is entitled to participate, over and above such priority, with another less privileged class of stock in earnings and profits and upon liquidation, would be treated as participating Preferred Stock for purposes of Section 305. Our Preferred Stock has a priority as to dividends and has the right to participate, over and above its preference amount, in any liquidation proceeds (but not any dividends) along with our common stock on an as-if converted basis (see “Series A Convertible Redeemable Preferred Stock—Principal Terms of the Preferred Stock—Liquidation”). Based on the foregoing, we currently intend to treat the Preferred Stock as participating Preferred Stock for purposes of Section 305. There is no assurance, however, that the IRS or the courts will not take a contrary position. In general, each holder is bound by our determination, unless the holder explicitly discloses that it is taking a contrary position in a statement attached to its timely filed tax return for the taxable year in which it acquires the stock.

If our Preferred Stock is treated as participating Preferred Stock and no other exceptions apply at the time of the stock distribution, the stock distribution will be tax-free to the United States holder. A United States holder’s tax basis in the shares will be allocated between the Preferred Stock and the additional Preferred Stock distributed based on their relative fair market values on the date of distribution. Such United States holder’s holding period for such additional Preferred Stock generally will include the period during which the Preferred Stock was held prior to the stock distribution.

If, contrary to our position, our Preferred Stock is treated as non-participating Preferred Stock or another exception to tax-free treatment applies, a distribution in the form of additional shares of our Preferred Stock will be taxable for United States federal income tax purposes in the same manner as distributions described in the first paragraph above. The amount of such distribution will be equal to the fair market value of the additional Preferred Stock on the date of the distribution. A United States holder’s tax basis in such additional Preferred Stock will equal the fair market value of the additional Preferred

Stock on the distribution date, and such United States holder’s holding period for such additional Preferred Stock will begin on the day following the distribution date.

Dividends on the Preferred Stock taxable as dividends received by corporate United States holders generally will be eligible for the dividends received deduction, subject to various customary conditions and limitations. The Code disallows the dividends received deduction in its entirety if our Preferred Stock with respect to which the dividend is paid is held by such United States holder for less than 46 days during the 91-day period beginning on the date which is 45 days before the date on which our Preferred Stock becomes ex-dividend with respect to such dividend. A 91-day minimum holding period applies to any dividends on our Preferred Stock that are attributable to periods in excess of 366 days. The benefits of the dividends received deduction to a corporate United States holder may be reduced or eliminated by many exceptions and restrictions, including restrictions relating to the corporate United States holder’s taxable income and debt financing.

Subject to certain exceptions for short-term and hedged positions and provided that certain holding period and other requirements are met, distributions constituting “qualified dividend income” received by non-corporate United States holders in respect of the Preferred Stock generally are subject to a reduced maximum tax rate of 15% for taxable years beginning before January 1, 2011. For taxable years beginning on or after January 1, 2011, the maximum tax rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction does not apply to dividends received to the extent that United States holders elect to treat the dividends as “investment income” for purposes of the rules relating to the limitation on the deductibility of investment-related interest, which may be offset by investment expense. Furthermore, the rate reduction also will not apply to dividends that are paid to such holders with respect to our Preferred Stock that is held by the holder for less than 61 days during the 121-day period beginning on the date which is 60 days before the date on which our Preferred Stock becomes ex-dividend with respect to such dividend. A 91-day minimum holding period applies to any dividends on our Preferred Stock that are attributable to periods in excess of 366 days.

In general, for purposes of meeting the holding period requirements for both the dividends received deduction and the reduced maximum tax rate on dividends described above, United States holders may not count towards their holding period any period in which they (a) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of our Preferred Stock or substantially identical stock or securities; (b) are the grantor of an option to buy our Preferred Stock or substantially identical stock or securities; or (c) otherwise have diminished their risk of loss on our Preferred Stock by holding one or more other positions with respect to substantially similar or related property. The United States Treasury Regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is the beneficiary of a guarantee, surety agreement, or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock. In addition, the Code disallows the dividends received deduction as well as the reduced maximum tax rate on dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

United States holders that are corporations should consider the effect of Section 246A of the Code, which reduces the dividends received deduction allowed with respect to “debt-financed portfolio stock.” The Code also imposes a 20% alternative minimum tax on corporations. In some circumstances, the portion of dividends subject to the dividends received deduction will serve to increase a corporation’s minimum tax base for purposes of the alternative minimum tax. In addition, a dividend that exceeds certain thresholds in relation to a United States holder’s tax basis in the Preferred Stock could be characterized as an “extraordinary dividend” (as defined in Section 1059 of the Code). Generally, a corporate United States holder that receives an extraordinary dividend is required to reduce its stock basis (but not below zero) by the portion of such dividend that is not taxed because of the dividends received deduction. If the amount of the reduction exceeds such United States holder’s tax basis in the Preferred Stock, the excess is treated as taxable gain for the taxable year in which such extraordinary dividend is received. Non-corporate United States holders who receive an extraordinary dividend would be required to treat any loss on the sale of the Preferred Stock as long-term capital loss to the extent of the dividends received by them that qualify for the reduced dividend tax rate for qualified dividend income.

United States holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate or the dividends received deduction and the potential applicability of the debt-financed portfolio stock, corporate alternative minimum tax and extraordinary dividend rules in light of their particular circumstances.

Conversion of the Preferred Stock into Common Stock. A United States holder generally will not recognize gain or loss on the receipt of common stock upon the conversion of the Preferred Stock. However, if the conversion takes place when there is a dividend arrearage on the Preferred Stock and the fair market value of the common stock exceeds the issue price of the Preferred Stock, the common stock received in respect of such dividend arrearage may be treated as a dividend distribution as described above under “—Distributions on the Preferred Stock.” In addition, if the conversion is pursuant to a plan to periodically increase the holder’s proportionate interest in our assets or earnings and profits, a portion of the common stock received may be treated as a dividend distribution as described above under “—Distributions on the Preferred Stock.” Assuming the conversion is not pursuant to any such plan and no dividend arrearage exists, the United States holder’s tax basis in the common stock received upon conversion will equal such United States holder’s tax basis in the Preferred Stock converted. The holding period of the common stock received upon conversion generally will include the period during which the Preferred Stock converted was held prior to conversion.

Cash received in lieu of a fractional share of common stock generally will be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional share.

Adjustment of the Conversion Price. Under Treasury Regulations promulgated under Section 305 of the Code, an adjustment to the conversion price of convertible Preferred Stock generally results in a constructive stock distribution (includable in income in the manner described above under “—Distributions on the Preferred Stock”) with respect to such Preferred Stock to the extent such adjustment increases the proportionate interest of the holders of such stock in the issuer’s earnings and profits. For example, an increase in the conversion ratio to reflect a taxable dividend to holders of common stock generally will give rise to a deemed taxable dividend to the holders of Preferred Stock to the extent of the issuer’s current or accumulated earnings and profits. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution in the interest of a holder of the Preferred Stock generally will not be considered to result in a constructive distribution.

The conversion price of the Preferred Stock is subject to adjustment under certain circumstances (see “Series A Convertible Redeemable Preferred Stock—Principal Terms of the Preferred Stock—Conversion; Conversion Price”). Such circumstances generally should constitute bona fide reasonable anti-dilution provisions and generally should not result in constructive distributions. However, certain of the possible adjustments (including adjustments for cash distributions on our common stock) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments were made, United States holders of Preferred Stock will be deemed to have received constructive distributions taxable in the manner described above under “—Distributions on the Preferred Stock.”

In addition, a failure to make an adjustment to the conversion price of our Preferred Stock to reflect a stock dividend or similar event that increases the proportionate interest of the holders of our common stock could in some circumstances give rise to constructive distributions to such holders.

Thus, under certain circumstances, United States holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property.

Sale or Other Disposition. A sale, exchange, or other disposition of the Preferred Stock (other than a conversion into common stock or a redemption) generally will result in gain or loss equal to the difference between the amount realized upon the disposition (not including any proceeds attributable to declared and unpaid dividends, which will be taxable as described above to United States holders of record who have not previously included such dividends in income) and a United States holder’s adjusted tax basis in the Preferred Stock. The gain or loss will be long-term capital gain or loss if the United States holder held the Preferred Stock more than one year at the time of sale, exchange, or other disposition. Under current law, long-term capital gains of individuals, estates, and trusts generally are subject to a reduced maximum tax rate of 15% (which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011). A United States holder’s ability to deduct capital losses is limited.

Redemption. In the event that we redeem the Preferred Stock (see “Series A Convertible Redeemable Preferred Stock—Principal Terms of the Preferred Stock—Redemption; Redemption Price”), the redemption proceeds generally will be treated as a sale or exchange if the United States holder does not own, actually or constructively, within the meaning of Section 318 of the Code, any of our stock other than the Preferred Stock redeemed. If a United States holder does own, actually or constructively, such other stock, a redemption of stock may be treated as a dividend to the extent of our current or accumulated earnings and profits. Such dividend treatment would not apply and the redemption would be treated as a sale or exchange if the redemption is “substantially disproportionate” with respect to the United States holder under Section 302(b)(2) of the Code or is “not essentially equivalent to a dividend” with respect to the United States holder under Section 302(b)(1) of the Code. A distribution to a United States holder will be “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the United States holder’s stock interest in the Company. A redemption of stock for cash that results in a reduction in the proportionate interest in the Company (taking into account any constructive ownership) of a United States holder whose relative stock interest in the Company is minimal and who exercises no control over corporate affairs may be regarded as a “meaningful reduction” in the United States holder’s stock interest in the Company. In all cases, amounts of cash received upon redemption of the shares which represent declared and unpaid dividends will be subject to taxation in the manner discussed above under “—Distributions on the Preferred Stock.”

If a redemption of Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount received by the United States holder without being reduced by the United States holder’s adjusted tax basis in the Preferred Stock. The United States holder’s adjusted tax basis in the redeemed Preferred Stock will be transferred to the United States holder’s remaining stock holdings in the Company. If the United States holder does not retain any stock ownership in the Company, the holder may lose such basis entirely.

Upon a redemption of stock that is not treated as a distribution taxable as a dividend, the United States holder will recognize capital gain or loss as described under “—Sale or Other Disposition” above.

Information Reporting and Backup Withholding. Generally, information reporting will apply to dividends in respect of the Preferred Stock and the proceeds from the sale, exchange, redemption, or other disposition of the Preferred Stock. Backup withholding, currently at a rate equal to 28% (which rate currently is scheduled to increase to 31% for taxable years beginning on or after January 1, 2011), may apply to such payments made to a United States holder if the United States holder:

•	fails to furnish its taxpayer identification number on an IRS Form W-9 within a reasonable time after the Company or an appropriate intermediary request this information;

•	furnishes an incorrect taxpayer identification number;

•	is informed by the IRS that it failed to report properly any interest or dividends; or

•

fails, under certain circumstances, to provide a certified statement signed under penalty of perjury that it is a “United States person” (as defined in the Code), that the taxpayer identification number provided is its correct number, and that it is not subject to backup withholding.

Certain persons are exempt from information reporting and backup withholding, including corporations. United States holders of the Preferred Stock should consult their tax advisors as to their qualification for exemption and the procedure for obtaining such exemption.

Backup withholding is not an additional tax. The amount of any backup withholding imposed on a United States holder will be allowed a refund or a credit against the United States holder’s United States federal income tax liability if the required information or appropriate claim form is timely furnished to the IRS.

Non-United States Holders

The following is a summary of the material United States federal tax consequences that will apply to a non-United States holder of our Preferred Stock.

Series A Convertible Redeemable Preferred Stock

Distributions on the Preferred Stock. Any distributions on our Preferred Stock (including distributions in the form of our Preferred Stock taxable as dividends and, in certain circumstances, cash or shares of common stock treated as a dividend if a non-United States holder converts the Preferred Stock), paid to a non-United States holder ordinarily will be subject to withholding of United States federal income tax at a rate of 30% unless the non-United States holder provides us, prior to the payment of such dividends, with a properly executed:

•	IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in the rate of, withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or successor form) stating that the dividends are not subject to withholding tax because they are effectively connected with the non-United States holder’s conduct of a trade or business in the United States. (See “—Income or Gain Effectively Connected With a United States Trade or Business” below.)

Distributions in excess of our current and accumulated earnings and profits (as determined under United States federal income tax principles) will first constitute a return of capital that is applied against and reduces a non-United States holder’s adjusted tax basis in the Preferred Stock, and thereafter will be treated as gain realized on the sale or other disposition of the Preferred Stock and will be treated as described below under “—Sale or Other Disposition.”

Conversion of the Preferred Stock into Common Stock. The United States federal income tax consequences to non-United States holders with respect to the conversion of our Preferred Stock into common stock generally should be the same as described above under “United States Holders—Conversion of the Preferred Stock into Common Stock.” That is, non-United States holders generally will not recognize any gain or loss in respect of the receipt of common stock upon the conversion of the Preferred Stock. Additionally, non-United States holders that receive cash or common stock in respect of dividends in arrears on the shares will be treated as described above under “—Distributions on the Preferred Stock.”

Certain non-U.S. holders may be required to satisfy certain filing requirements with the IRS to avoid the recognition of gain upon the conversion. Non-U.S. holders should consult their tax advisors regarding whether they must satisfy such filing requirements upon a conversion of the Preferred Stock into common stock to avoid recognition of gain.

Adjustment of the Conversion Price. As described above under “United States Holders—Adjustment of the Conversion Price,” adjustments in the conversion price (or failures to adjust the conversion price) that increase the proportionate interest of a non-United States holder in our earnings and profits could result in deemed distributions to the non-United States holder that are taxed as described above under “—Distributions on the Preferred Stock.” If we make an adjustment to the conversion rate and the adjustment gives rise to a constructive dividend, non-United States holders should expect additional U.S. withholding on subsequent distributions.

Sale or Other Disposition. Any gain or loss realized on the disposition of the Preferred Stock (excluding any amounts attributable to declared and unpaid dividends upon a redemption, which will be taxable to a non-United States holder of record as described above under “—Distributions on the Preferred Stock”) by a non-United States holder generally will not be subject to United States federal income tax unless:

•

the gain or loss is effectively connected with the conduct of a trade or business by the non-United States holder in the United States (and, if required by an applicable income tax treaty, is treated as attributable to a United States permanent establishment of the non-United States holder);

•	the non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” (“USRPHC”) for United States federal income tax purposes at any time during the shorter of the five-year period preceding the date of the disposition or the non-United States holder’s holding period.

A non-United States holder who or which has gain that is described in the first bullet point above generally will be subject to tax on the net gain derived from the disposition under regular graduated United States federal income tax rates in the same manner as a United States holder (see “—Income or Gain Effectively Connected With a United States Trade or Business” below).

An individual non-United States holder described in the second bullet point above, except as otherwise provided by an applicable income tax treaty, will be subject to a flat 30% tax on the gain derived from the sale or other disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

As to the third bullet point above, because of the oil and natural gas properties and other real property assets we own, we believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for United States federal income tax purposes. Therefore, a non-United States holder generally will be subject to United States federal income tax in respect of any gain or loss recognized on a sale or other disposition of the Preferred Stock in the same manner as described above under “United States Holders—Sale or Other Disposition.” In addition, upon such disposition, the non-United States holder may be subject to a 10% withholding tax on the amount realized on such disposition unless the Preferred Stock is regularly traded on an established securities market or the non-United States holder otherwise qualifies for exemption from United States federal income tax with respect to the disposition. Any amount withheld under the preceding sentence may be credited against the non-United States holder’s United States federal income tax liability and any excess may be refundable if the proper information is timely furnished to the IRS.

A non-United States holder generally will not be subject to United States federal income tax on a disposition of our Preferred Stock or common stock if a class of our stock is regularly traded on an established securities market, unless such non-United States holder beneficially owns or owned more than 5% of our Preferred Stock or common stock (or, if the Preferred Stock is not regularly traded on an established securities market, the Preferred Stock beneficially owned, actually or constructively, by the non-United States holder on the date that such Preferred Stock was acquired (or on any subsequent date when Preferred Stock was acquired by the non-United States holder) had a fair market value greater than the fair market value on that date of 5% of our common stock into which the Preferred Stock is convertible) at any time during the shorter of the five-year period ending on the date of disposition or the non-United States holder’s holding period. A non-United States holder generally will not be subject to United States federal income tax withholding on a disposition of our Preferred Stock or common stock if a class of our stock is regularly traded on an established securities market. For this purpose, a class of interests that is traded on one or more established securities markets generally is considered to be regularly traded on such market or markets for any calendar quarter during which it is regularly quoted by brokers or dealers making a market in such interests. A broker or dealer makes a market in a class of interests only if the broker or dealer holds himself out to buy or sell interests in such class at the quoted prices.

Non-United States holders should consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of the Preferred Stock.

Income or Gain Effectively Connected with a United States Trade or Business. The preceding discussion of the tax consequences of the acquisition, ownership and disposition of the Preferred Stock by a non-United States holder generally assumes that the non-United States holder is not engaged in a United States trade or business. If any dividends with respect to the Preferred Stock or gain from the sale, exchange or other taxable disposition of the Preferred Stock are effectively connected with a United States trade or business conducted by the non-United States holder (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by the non-United States holder in the United States), then the income or gain will be subject to United States federal income tax at regular graduated income tax rates. If the non-United States holder is a corporation, that portion of its earnings and profits that is effectively connected with its United States trade or business also may be subject to a “branch profits tax” at a 30% rate, unless an applicable income tax treaty provides for a lower rate. Even though effectively connected dividends are subject to United States federal income tax, and may be subject to the branch profits tax, they generally are not subject to withholding tax if the non-United States holder provides a properly executed IRS Form W-8ECI (or successor form) to us or our paying agent.

United States Federal Estate Tax. An individual who is not a citizen or a resident of the United States (as specially defined for United States federal estate tax purposes) and who is treated as the owner of, or has made certain lifetime transfers of, an interest in the Preferred Stock at the time of his or her death will be required to include the value of the Preferred Stock in the individual’s gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding. We must report annually to the IRS and to each non-United States holder the amount of dividends paid to such holder, the proceeds from a sale or other disposition of the Preferred Stock and the tax withheld, if any, with respect to those payments, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty or agreement.

Non-United States holders generally will not be subject to backup withholding with respect to payments of dividends made by us or our paying agent (in its capacity as such) to non-United States holders if we do not have actual knowledge or reason to know that the non-United States holder is a “United States person” (as defined in the Code) and the non-United States holder provides the requisite certification that such holder is not a “United States person” (as defined in the Code) on IRS Form W-8BEN, IRS Form W-8ECI or otherwise establishes an exemption from backup withholding.

If a non-United States holder receives payments of the proceeds of a sale of the Preferred Stock to or through a United States office of a broker, the payment is subject to both United States backup withholding at a rate of 28% (which rate currently is scheduled to increase to 31% for taxable years beginning on or after January 1, 2011) and information reporting unless the non-United States holder provides a Form W-8BEN certifying that the non-United States holder is not a “United States person” (as defined in the Code) or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the sale is effected outside the United States through a non-United States office of a non-United States broker unless (a) the proceeds are transferred to an account maintained by the holder in the United States; (b) the payment of proceeds or the confirmation of the sale is mailed to the holder at a United States address; or (c) the sale has some other specified connection with the United States as provided in applicable Treasury Regulations.

United States information reporting (but not backup withholding) will generally apply to a payment of disposition proceeds where the sale is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is not a “United States person” (as defined in the Code) or that the holder otherwise is entitled to an exemption, and the broker is:

•	a “United States person” (as defined in the Code);

•	a foreign person that derives 50% or more of its gross income for defined periods from the conduct of a trade or business in the United States;

•	a “controlled foreign corporation” for United States federal income tax purposes; or

•

a foreign partnership if, at any time during its tax year: (1) more than 50% of its capital or profits interest is owned by “United States persons” (as defined in the Code) or (2) it is engaged in a United States trade or business.

Non-United States holders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under applicable Treasury Regulations.

Backup withholding is not an additional tax. The amount of any backup withholding imposed on a payment to a non-United States holder of the Preferred Stock will be allowed as a refund or a credit against the non-United States holder’s United States federal income tax liability if the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-United States entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-United States holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our Preferred Stock or our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Subject to a grandfathering provision which exempts payments on, and the gross proceeds from the disposition of, obligations which are outstanding on March 18, 2012, the legislation would apply to payments made after December 31, 2012. Prospective holders of the Preferred Stock should consult their tax advisors regarding this legislation and subsequent guidance provided by the IRS pertaining to such legislation.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO IT OF ACQUIRING, OWNING AND DISPOSING OF THE SHARES, INCLUDING CONSEQUENCES OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

PLAN OF DISTRIBUTION

As used in this prospectus, “selling security holders” includes any donees, pledgees, transferees or other successors in interest who will hold the selling security holders’ shares after the date of this prospectus. We are paying the costs, expenses and fees of registering the Preferred Stock (and common stock issuable upon conversion of the Preferred Stock), but the selling security holders will pay any underwriting or brokerage commissions and similar selling expenses relating to their sale of the Preferred Stock and common stock pursuant to this prospectus.

The selling security holders may sell, from time to time, any or all of their shares of our Preferred Stock and common stock on the NASDAQ Global Market or such other applicable stock exchange, market or trading facility on which our shares are then traded or in private transactions. The selling security holders may sell their shares at prevailing market prices or privately negotiated prices.

The selling security holders may sell some or all of their Preferred Stock (or common stock issuable upon conversion of the Preferred Stock) through:

•	ordinary brokers’ transactions which may include long or short sales;

•	transactions involving cross or block trades or otherwise;

•	purchases by brokers, dealers or underwriters as principal and resale by those purchasers for their own accounts under this prospectus;

•	market makers or into an existing market for our Preferred Stock or common stock;

•	other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	transactions in options, swaps or other derivatives; or

•	any combination of the selling options described in this prospectus, or by any other legally available means.

The selling security holders may enter into hedging transactions with broker-dealers who may engage in short sales of our Preferred Stock and common stock in the course of hedging the positions they assume. The selling security holders also may enter into option or other transactions with broker-dealers that require the delivery of the Preferred Stock and common stock by those broker-dealers. Thereafter, the shares may be resold under this prospectus.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

The selling security holders and any broker-dealers involved in the sale or resale of our common stock may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, a broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If the selling security holders or any broker-dealer qualifies as an “underwriter,” such selling security holder will be subject to the prospectus delivery requirements of Rule 153 of the Securities Act, which may include delivery through the facilities of the NASD.

In conjunction with sales to or through brokers, dealers or agents, the selling security holders may agree to indemnify them against liabilities arising under the Securities Act. We know of no existing arrangements between the selling security holders, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of our Preferred Stock or common stock.

In addition to selling their shares of Preferred Stock (or common stock issuable upon conversion of the Preferred Stock) under this prospectus, the selling security holders may:

•	transfer their shares in other ways not involving market makers or established trading markets, including by gift, distribution, or other transfer; or

•	in some cases, sell their shares under Rule 144 of the Securities Act, if the transaction meets the requirements of Rule 144.

We have advised the selling security holders that during the time they are engaged in a distribution of the securities covered by this prospectus, it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling security holders, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any shares which are the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of our shares in connection with the distribution of our shares. We have further advised the selling security holders, which may be an “affiliated purchaser” of ours, that they must coordinate their sales under this prospectus with us for purposes of Regulation M. All of the foregoing may affect the marketability of the securities offered in this prospectus.

We will amend or supplement this prospectus as required by the Securities Act.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Haynes and Boone, LLP.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2010, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in 2009 of the accounting for natural gas reserves), which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Estimates of proved natural gas reserves for GeoMet, Inc. referred to and incorporated by reference herein were based upon reserve reports prepared by DeGolyer and MacNaughton, independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with these requirements, we are required to file periodic reports and other information with the United States Securities and Exchange Commission (the “SEC”). The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

You may copy and inspect any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. The SEC also maintains an internet website at http://www.sec.gov that contains our filed reports, proxy and information statements, and other information that we file electronically with the SEC. Additionally, we make these filings available, free of charge, on our website at www.geometinc.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus, is not incorporated by reference into this document, and should not be relied upon in connection with making any investment decision with respect to our securities.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus and any future prospectus supplement. Information in documents that we file later with the SEC will automatically update and supersede information in this prospectus and any future prospectus supplement. We incorporate by reference into this prospectus the documents listed below, and any future filings made by us with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act until all of the securities offered hereby have been sold. We hereby incorporate by reference the following documents; provided, however, that we are not incorporating any information contained in any Current Report on Form 8-K that is furnished but not filed with the SEC:

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 6, 2011;

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on April 6, 2011;

•	Our Current Reports on Form 8-K, filed with the SEC on January 31, 2011, March 31, 2011 and April 7, 2011; and

•	the description of our common stock in our Registrant Statement on Form 8-A, filed on July 28, 2006, and all amendments or reports filed for the purpose of updating such description.

•	the description of our Preferred Stock in our Registrant Statement on Form 8-A, filed on September 10, 2010, and all amendments or reports filed for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of the prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be made to us at the following address or telephone number:

GeoMet, Inc.

909 Fannin, Suite 1850

Houston, Texas 77010

(713) 659-3855

Attention: Corporate Secretary

We also maintain a website at www.geometinc.com. However, the information on our website is not part of this prospectus.

GeoMet, Inc.

2,351,801 Shares of Series A Convertible Redeemable Preferred Stock

PROSPECTUS

June 7, 2011